UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

YAK COMMUNICATIONS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

984208 20 7 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 984208 20 7

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Ralquina Group Holdings Limited N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Gibraltar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 281,574 6. Shared Voting Power -0- 7. Sole Dispositive Power 281,574 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,574

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9

12.	Type of Reporting Person CO

Item 1.	(a)	Name of Issuer

The name of the Issuer is Yak Communications Inc. a corporation organized under the laws of Florida.

	(b)	Address of Issuer’s Principal Executive Office:

55 Town Centre Court, Suite 610, Toronto, Ontario M1P 4X4

Item 2.	(a)	Name of Person Filing

Ralquina Group Holdings Limited

	(b)	Address of Principal Business Office, or if none, Residence:

Suite 3C, Centre Plaza, Main Street, Horse Barrack Lane, Gibraltar

	(c)	Citizenship

Ralquina Group Holdings Limited is a corporation organized under the laws of Gibraltar.

	(d)	Title of Class of Securities

Common Stock of Yak Communications Inc., no par value.

	(e)	CUSIP Number:

984208 20 7

Item 3.		Not Applicable.

Item 4.		Ownership

	(a)	Amount Beneficially Owned: 281,574 shares.

	(b)	Percent of Class: The aggregate of 281,574 shares represents 4.9% of the Issuer’s outstanding Common Stock as of December 31, 2003.

	(c)	Number of shares as to which Ralquina Group Holdings Limited has:

		(i)	Sole power to vote or direct vote: 281,574 shares

		(ii)	Shared power to vote or direct the vote: 0 shares

		(iii)	Sole power to dispose or to direct the disposition of: 281,574 shares

		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: ☑.

Item 6.	Ownership of Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralquina Group Holdings Limited

Date: January 19, 2004	By:	/s/ Roy Alan Cannon
Roy Alan Cannon Director

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